Mail Stop 3720

June 30, 2006

Mr. Garry K. McGuire
Chief Financial Officer
Avaya Inc.
211 Mount Airy Road
Basking Ridge, NJ 07920

> **Re**: **Avaya Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2005**
> **Filed December 13, 2005**
>
> **Forms 10-Q for Fiscal Quarter Ended March 31, 2006**
> **File No. 1-15951**

Dear Mr. McGuire:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 30, 2005

Financial Statements

Consolidated Statements of Cash Flows, page 37

1.   In future filings, please revise your presentation of discontinued operations within
        your statement of cash flows to comply with SFAS 95. For guidance, please see
        the speech given by Joel Levine at the 2005 Thirty-Third AICPA National
        Conference on Current SEC and PCAOB Developments. This speech is available
        on our website at http://www.sec.gov/news/speech/spch120605jl.htm.

Note 2. Summary of Significant Accounting Policies, page 38

Revenue Recognition, page 38

2.   We note your disclosure that you account for your revenue obtained from the sale
        and service of communication systems and applications in accordance with SAB
        104. Tell us how you determined that the guidance in SOP 97-2 was not
        applicable to these transactions. In this regard, we note at page 11 of MD&A that
        your gross margin on the sale of products increased due in part to the increased
        proportion of software to hardware in your product mix.

Note 15. Operating Segments, page 71

3.   Describe for us the basis for changing your segment presentation from three to
        two reportable segments in fiscal 2005. Tell us whether you have aggregated
        more than one operating segment into a reportable segment and, if so, how you
        determined that you met the criteria for aggregation in paragraph 17 of SFAS 131,
        including the requirement that the segments have similar economic
        characteristics.

Note 17. Commitments and Contingencies, page 73

Legal Proceedings, page 73

4.   We refer to your discussion of your Commission Arbitration Demand, Securities
        Litigation, Derivative Litigation, ERISA Class Action, Government Subpoenas
        and Antitrust Lawsuit. For each of these pending cases, please tell us whether
        you believe it is reasonably possible that you will incur a loss. If so, please
        disclose in future filings an estimate of the possible loss or range of possible
        losses or include a statement that indicates an estimate cannot be made. Please
        provide us with this information in your response letter.

Guarantees of Indebtedness and Other Off-Balance Sheet Arrangements, page 77

Product Financing Arrangements, page 77

5.   We note your disclosure regarding a product financing arrangement with a
        reseller. This arrangement obligated you to repurchase inventory previously sold
        to the reseller in the event the lending institution, which financed the transaction,
        repossessed the reseller's inventory of your products. Tell us how you accounted
        for this obligation and its effect on your revenue recognition policy.

                                    *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please file your response letter on EDGAR. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director